David G. Peinsipp
+1 415 693 2177
dpeinsipp@cooley.com
September 17, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Stickel
Justin Dobbie
Bonnie Baynes
Mark Brunhofer

Re:	Root, Inc.
Draft Registration Statement on Form S-1
Submitted August 10, 2020
CIK No. 0001788882
Ladies and Gentlemen:
On behalf of Root, Inc. (“Root” or the “Company”), we are submitting this letter in response to the comment letter, dated September 4, 2020, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “DRS”) submitted to the Commission on August 10, 2020. We are also electronically transmitting for confidential submission an amended version of the DRS (the “Amended DRS”) that reflects changes in response to the Staff’s comments, as well as other updates. We are also sending to the Staff a copy of this letter and the Amended DRS in typeset format, including a version that is marked to show changes to the DRS.
The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended DRS. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the DRS.
Draft Registration Statement on Form S-1
General
1.Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.
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U.S. Securities and Exchange Commission September 17, 2020

The Company respectfully acknowledges the Staff's comment and will supplementally provide the Staff with copies of all such written communications.
2.Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.
The Company confirms that the Amended DRS contains all of the graphics, visual and photographic information the Company currently intends to use in the preliminary prospectus. If and to the extent that additional graphics, visual or photographic information are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.
3.We note your disclosure on page F-32 that in April 2020 you signed a Securities Purchase Agreement to purchase a shell insurance company, subject to regulatory approval, and plan to close the acquisition later in 2020. We further note that this acquisition is meant to expand your ability to sell personal auto insurance in all 50 states and the District of Columbia. Please provide an update on this acquisition and the regulatory approval being sought, and disclose the details surrounding your plan in the Business section or elsewhere.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Amended DRS. The shell acquisition is currently pending approval by the Delaware Department of Insurance. It is anticipated that the Delaware Department of Insurance will act on this matter in the fourth quarter of 2020.
Prospectus Summary, page 1
4.Please provide support for the following statements and where appropriate revise to make it clear these are management’s beliefs:
•Traditional methods of risk assessment are imprecise and not personalized
•Systems and processes are decades old and disconnected from the needs of consumers
•Behavioral data is underutilized and agents are the primary form of distribution
•You are the only property and casualty insurance carrier with a scaled proprietary telematics solution designed to price an entire book of business
•Competitors cannot inject a product similar to your product into a traditional insurance model, absent a ground-up technology rebuild and years of data collection
•You are the leader in the race for data-driven scale
•The market is on the verge of a tipping point for which very few industry incumbents are prepared
•The fundamental product, across all lines, has not changed much and remains complicated and opaque to customers
•You have a four-year head start and a critical first mover advantage given your technology
•Your flywheel is more powerful than competitors
•Your prices for acceptable risk are generally lower than incumbents giving you an advantage in acquiring new customers

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U.S. Securities and Exchange Commission September 17, 2020

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 3, 4, 7, 71, 95, 96, 97, 98, 104 and 105 of the Amended DRS. Additionally, with respect to the statement that “traditional methods of risk assessment are imprecise and not personalized,” the Company respectfully advises the Staff that this statement is accurate because traditional large insurance companies, as noted in their own marketing and disclosure materials, largely rely on broader demographic factors, such as age, location, gender, etc., as well as credit score, to determine risk (and consequently premiums) for insured drivers. These factors may be useful in creating more reliable correlations between the drivers and insurance risks than treating everyone identically, but they do not precisely assess the risk of individual drivers or take personal factors into an account. For example, while drivers with lower credit scores, on average, may fall into a riskier cohort of insured drivers, there is no way to tell whether a particular insured is a careful and safe driver but has a lower credit score due to entirely unrelated factors. Similarly, age may show a stronger correlation between younger drivers and increased risk, but does not necessarily mean that a young driver will not be safe.

5.Please clarify here and in the Business section what it means that you have established the technological foundation for an “enterprise software offering” and that your enterprise software will enable select insurance companies with your “white label applications and software development kit.” Also, provide further discussion about your planned “software-as-a-service recurring revenue stream absent risk retention” as discussed here and on page 95. We also note your disclosure on page 96 that over time you intend to expand your enterprise product suite to include risk analysis, risk management scoring and vehicle fleet performance management software. Disclose the anticipated timeline for such offerings, the costs involved for their development and deployment, and the associated risks. Further, expand upon your disclosure on page 72 and elsewhere that in 2020 you launched your first set of enterprise technology products to provide mobile trip tracking and scoring services, so that investors can better understand when in 2020 they were launched, what these technologies do, what is their target market, how they relate to your existing insurance businesses, and whether they generate revenues.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 78, 106 and 108 of the Amended DRS. Additionally, the Company advises the Staff that the statement regarding a technological foundation for an enterprise software offering refers to the fact that the Company has collected a massive amount of behavioral data related to its customers. As many incumbent insurance providers contract with third parties to provide certain telematics service, the Company believes that its technology would be compelling to other insurance providers as a premium product that they cannot offer on their own. At this time, the Company has no timeline in which its enterprise product suite may be expanded to included risk analysis, risk management scoring and vehicle fleet performance management software in which it may decide to do so or the potential costs associated with them. The Company does note, however, that because these services, if offered in the future, are built off of the Company’s technology infrastructure and would utilize some or all of the data that the Company is already collecting, the Company does not believe that these offerings would require a fundamental shift in the Company’s business or significant additional costs to implement.

6.Please clarify here and throughout what it means that customers can “on-board” through their mobile phone in as little as 47 seconds, and reconcile this with your disclosure on page 92 that a two-to-four week test drive is a key component of your underwriting process.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 95 of the Amended DRS.
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7.We note the disclosure here and on page 84 that your customer experience is validated by your first-term retention rate of 84%. Please balance this with your disclosure on page 94 that this retention rate excludes rescissions and policies that do not make it through the underwriting period, and adjusting for these customers reduces policy retention by 33%, or advise.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 72 and 96 of the Amended DRS.
8.We note your disclosure here that you are licensed in 36 states, and your goal is to be licensed in all 50 states by early 2021. Consistent with your disclosure on page 22 and elsewhere, please also clarify in the summary that you currently are active in 30 states. Further, consistent with your disclosure on page 37, disclose in the summary and elsewhere if you have a material concentration in a select few states.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 10 and 78 of the Amended DRS.
9.Please define the term “blended loss ratios” and balance your graphic showing that the renewal accident period loss ratio declined from FY2018 to FY2019, with the disclosure on page 14 that the direct loss ratio increased for the same period. Also, clarify that there is no guarantee whether or when your premium base will evolve to more than 80% from renewals.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 96 of the Amended DRS.
10.Please clarify here and on page 93 what it means that you have an “agency entity” structured to allow you to select the risk you hold on balance sheet, and on page 72 that your agency entity structure provides a broad set of insurance products to consumers and businesses. Please also clarify in what particular lines of business such agency entity structures operate.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 78 and 104 of the Amended DRS.
11.Consistent with your disclosure on page 30, please disclose in the summary that you are currently undergoing, but have not completed, your five-year financial examination with the Ohio DOI, which includes a specific examination of your pricing and underwriting methodologies. Clarify if this is your first examination by your primary insurance regulator. In addition, update the disclosure regarding periodic examinations on page 106 to discuss the various examinations ongoing as referenced on page 30.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 119 of the Amended DRS.
The COVID-19 pandemic has caused disruption to our operations, page 18
12.You state that due to COVID-19’s negative impact on driving, regulators in many states are either mandating or requesting that auto insurance companies refund a portion of their premium to their policyholders to reflect the insurer’s decrease in projected loss exposure due to the virus. Please revise to describe in greater detail whether and to what extent you have been impacted by these mandates and requests.
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U.S. Securities and Exchange Commission September 17, 2020

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 20 of the Amended DRS.
Our expansion within the United States and any future international expansion strategy will subject us to additional costs and risks, page 22
13.We note the disclosure that you had applied for licenses in ten states that have not been approved or were withdrawn. Please clarify if any of these applications are still pending, if you were denied a license by any state, and the reason for any denials or withdrawals.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 24 of the Amended DRS.
Security incidents, or real or perceived errors, failures or bugs in our systems, website or app could impair our operations, page 29
14.We note your disclosure that attempts to fraudulently induce your personnel into disclosing usernames, passwords or other information that can be used to access your systems and the information in them have increased and that incidents have in the past resulted in unauthorized access to certain personal information. Please tell us if these reflect cybersecurity risks or incidents that materially affect your products, services, relationships with customers or competitive conditions. Also tell us the magnitude of any material incident and its consequences, any steps taken to remediate the incident or mitigate harm, and whether there is any potential liability for damages. We may have further comment upon review of your response.
The Company respectfully acknowledges the Staff’s comments and notes that what has been described in the disclosure are typical cybersecurity threats prevalent in business today. Each of these threats may pose a material threat to the Company’s business and customers. Because the Company understands that cybersecurity matters are serious and prevalent in business generally today, the Company has made investments in personnel and systems to anticipate such attacks and to mitigate the threat. The Company has a Chief Information Security Officer and staff whose roles are to anticipate these threats, monitor and audit for any such threats, educate our employees, monitor vendor partners and mitigate threats when detected. The Company has a formal incident response committee chaired by its General Counsel and associated protocols, roles and responsibilities. The Chief Information Security Officer provides the Audit Committee of the Company’s board of directors updates at each of its board meetings. There are no material cybersecurity incidents to disclose at this time.
Use of Proceeds, page 59
15.Please specify the principal intended uses of the net proceeds and the approximate amount intended to be used for each such purpose or tell us why you are unable to do so.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has no specific plan for any significant portion of the expected proceeds from the offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations Capital Management, page 68
16.You disclose that effective July 1, 2020 you will cede 70% of direct earned premiums under a quota share arrangement with third-party reinsurers. This ceding rate is significantly in excess of
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U.S. Securities and Exchange Commission September 17, 2020

the 22% ceded in 2019 and 35% ceded in 2018. Please revise your disclosure here or elsewhere in your submission to explain the underlying reasons for the apparent significant change in reinsurance strategy. Otherwise, tell us where you have made this disclosure in your submission.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 73 of the Amended DRS.
Key Performance Indicators, page 69
17.Please tell us why it is important to provide direct written premiums and direct earned premiums as key performance measures in light of your quota share reinsurance arrangement effective July 1, 2020 where you will cede 70% of your premiums to third party reinsurers. In your response tell us why these measures will remain key performance indicators when it appears, assuming no reinsurance recoverable collectibility issues, that 70% of the economic results of your policies will not be reflected in your GAAP financial statements.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that direct written premiums and direct earned premiums are key performance measures that the management of the Company monitors to evaluate its ability to grow its customer base and increase premiums from customers. Although the Company began to cede approximately 70% of direct earned premiums to third-party reinsurers effective July 1, 2020, the Company expects this percentage to fluctuate from period to period and a majority of the ceded premiums will be in a cohort over a four-year basis. Additionally, even in periods when the Company cedes a large portion of premiums to third-party reinsurers and much of the economic result of policies is not reflected in GAAP financial statements, the Company still views direct written and earned premiums as important indicators of the health and growth of the business, which may impact the Company’s quarterly results of operations and an investors’ and analysts’ view of the Company’s ability to grow its addressable market and its market share relative to its competitors, which is not visible if the Company were to report based on its GAAP financial statements alone.

18.Please tell us whether your expense ratio and combined ratio are key performance indicators used to evaluate your business and performance.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that expense ratio and combined ratio are not key performance indicators used by the Company’s management to evaluate its business and performance. Although direct loss ratio and direct loss adjustment expense (“LAE”) ratio are key performance indicators, because of the Company’s focus on rapid growth, product expansion and expansion into new markets, and the high proportion of new premiums compared to renewal premiums, the Company does not consider expense ratio and combined ratio to be key performance indicators at this time.

Key Factors and Trends Affecting our Operating Performance, page 71
19.Please address here the material opportunities, challenges and risks to your business as you implement the material components of your growth strategy such as expanding coverage, introducing new products and managing risk. In this regard, please discuss how you plan to compete with traditional insurers who have diverse product offerings and established operating histories. Also discuss the material challenges and risks posed by relevant economic or industry-wide factors. Refer to Section III.A of Securities Act Release No. 33-8350.
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U.S. Securities and Exchange Commission September 17, 2020

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of the Amended DRS.
Non-GAAP Financial Measure
Adjusted Gross Profit/Loss and Adjusted Gross Margin, page 77
20.We note your non-GAAP reconciliations of adjusted gross profit/(loss) to GAAP gross profit/loss on page 77, and that you calculate adjusted gross profit margin as adjusted gross profit/(loss) divided by direct earned premium as disclosed on page 71. Please address the following:
•As your adjusted gross profit/(loss) appears to be akin to a contribution margin, we believe its most directly comparable GAAP measure is a fully-loaded GAAP gross profit/loss that must be presented even if one is not depicted on your statements of operations. Although you present a gross profit/(loss) in your reconciliation on page 77, it does not appear to be fully loaded. In this regard, for example, it appears from your disclosures on page 74 that your technology and development expenses may include software and systems costs used in the policy issuance and claims processing functions and that your general and administrative expenses include share-based compensation, depreciation and other overhead costs that are directly attributable to your policy issuance and claims processing functions. As a result, revise your gross profit/(loss) disclosure to present a “fully-loaded” GAAP gross profit or tell us how the amounts you disclose are “fully loaded.”
•We believe that the word “margin” when used to describe a ratio has a GAAP connotation. As your adjusted gross profit margin is divided by direct earned premiums, please revise the title of this non-GAAP measure to more accurately describe what this ratio represents.
•As you are presenting your adjusted gross profit on a percentage basis, revise your disclosure to include both your fully-loaded GAAP gross profit margin and a newly presented non-GAAP adjusted gross profit margin that are divided by total GAAP revenues. Refer to footnote 27 of non-GAAP adopting Release No. 33-8176.
•Revise your key performance indicators disclosure on page 69 to be balanced with the appropriate GAAP comparators. See Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that gross profit/(loss) is “fully loaded” GAAP gross profit. The Company has revised the disclosure on page 79 and 80 of the Amended DRS to reflect that LAE includes technology and development expense related to claims processes functions, depreciation and material overhead costs directly attributable to claims processing for all periods presented. Additionally, for interim periods during and the year ending December 31, 2020, LAE also includes share-based compensation expense for claims related personnel. For 2018 and 2019, the allocation of share-based compensation across the financial statement captions was immaterial and the Company therefore concluded that it was appropriate, in accordance with Staff Accounting Bulletin 99, to allocate 100% of share-based compensation expense to general and administrative expenses in those periods. Refer to the response to comment 33 for further discussion of share-based compensation.
The Company has additionally revised the disclosure on page 85 of the Amended DRS to remove the reference to adjusted gross profit margin and add the revised title of the ratio of adjusted gross profit/(loss) divided by direct earned premiums, and to present GAAP gross profit/(loss), GAAP gross margin and adjusted gross profit/loss divided by total GAAP revenue.

Critical Accounting Policies and Estimates
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U.S. Securities and Exchange Commission September 17, 2020

Loss and LAE Reserves, page 80
21.Please revise your disclosure to:
•Describe the methods used to determine your reserve for loss and loss adjustment expense (LAE);
•Identify and describe those key assumptions that materially affect the estimate of the reserve for loss and LAE; and
•In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely. See FR-72.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 90 to 91 of the Amended DRS.
Share-based Compensation, page 82
22.Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common share leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price range has been determined.
Business, page 84
23.Please expand your disclosure in the Business section to discuss your investment strategy and policy, and provide disclosure breaking down your investment portfolio by composition of investment grade and non-investment grade assets, further broken down by asset class and assigned credit rating. These figures should be provided by dollar amount and percentage of the portfolio.
The Company respectfully acknowledges the Staff’s comment and has revised to disclosure on page 112 of the Amended DRS.
24.Please tell us whether you have entered into any investment advisory agreements, and if so, disclose the material terms of the investment management agreements, including the compensation structure with and historical fees paid to the investment manager, any minimum amount of assets required to be covered under the agreement, term and termination provisions. If applicable, please also file any such investment advisory agreements as exhibits.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is not a party to any material investment advisory agreements. While the Company works with customary investment managers or brokers in the ordinary course as part of its capital preservation strategy, no such engagements are material.
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25.Please provide support for your statement on page 98 that many of your competitors have had to run marketing campaigns and other forms of education to drive utilization of digital filing features, with mixed success, or revise to remove.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 of the Amended DRS.
26.We note that you quota share approximately 70% of direct earned premiums to third-party reinsurers. To the extent any particular third-party reinsurer or reinsurance program is material, please identify the company or companies from whom you acquired such reinsurance and file any related agreements as exhibits. Also, expand upon your disclosure on page 99 that in favorable loss performance scenarios you can achieve outsized margins through the receipt of profit rebates from your reinsurance partners, such that investors understand what constitutes a favorable scenario and what rebates are available when such scenarios are reached.
The Company respectfully acknowledges the Staff’s comment and advises the staff that it does not have any particular material third-party reinsurer or reinsurance program. Additionally, in response to the Staff’s comment, the Company has revised the disclosure on pages 111 and 112 of the Amended DRS.
Competition, page 100
27.Please provide additional information regarding your competitive position in your industry, particularly as it relates to the extent to which traditional insurers utilize telematics or offer forms of usage-based insurance, along with any other new market entrants focused on this technology. Refer to Item 101(c)(1)(x) of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 112 and 113 of the Amended DRS.
Cybersecurity, page 109
28.We note your disclosure that you take steps to comply with financial industry cybersecurity regulations and believe you comply in all material respects with their requirements. Please also disclose here or under another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 122 of the Amended DRS.
Choice of Forum, page 132
29.Please reconcile the disclosure in this section with the risk factor disclosure on page 55 as the two descriptions appear to be inconsistent.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 57, 58, 145, and 146 of the Amended DRS.
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Index to the Consolidated Financial Statements, page F-1
30.We note that you do not include any interim financial information in your submission yet you include placeholders for June 30 information throughout the front part of your document. Please tell us whether you reasonably believe that your offering will be completed before September 30 information will be required on or after November 12, 2020. If so, please include June 30, 2020 and comparable 2019 information in your next submission as stipulated in Question 1 of the Compliance and Disclosure Interpretations for the FAST Act.
The Company respectfully acknowledges the Staff’s comment and has included interim financial information for the six months ended June 30, 2019 and June 30, 2020 beginning on page F-38 of the Amended DRS.
Consolidated Balance Sheets, page F-3
31.Please revise your presentation to present your investments as the first assets. See Rule 7-03(a)1 of Regulation S-X.
The Company respectfully acknowledges the Staff’s comment and has revised the presentation on page F-3 of the Amended DRS. The Company does not believe that the change is significant enough to warrant separate disclosure as a restatement; accordingly, no such disclosure was made.
Notes to the Consolidated Financial Statements
Note 2. Significant Accounting Policies
Segment Information, page F-7
32.We note that you operate as a single reportable segment and that your business section discloses that you currently offer a variety of products. We further note your disaggregation of certain product information on page 69. Please revise your disclosure to provide revenues for each product, or each group of similar products, or tell us why you believe the disclosures are not required. Refer to ASC 280-10-50-38 to 50-40 and be advised that these entity-wide disclosures requirements apply to all public entities, including those with one segment. If providing the information is impracticable, please disclose that fact.
The Company acknowledges that it provides certain product and service information within Management’s Discussion and Analysis of Financial Condition and Results of Operations beyond the scope of its single segment. This additional product-level information is presented to provide the user with a comprehensive understanding of the breadth of the Company’s capabilities and product offering and the relative scale of the Company’s product offerings as the Company continues to grow and scale its suite of offerings. Renters, specifically, was the Company’s first foray into a new product line. The Company is not committing to a go-forward strategy of providing product level revenue information for all future potential products, but rather the Company would like to demonstrate to new investors its ability to extend its platform into other product offerings. The Company offers one product at this time—consumer property and casualty (“P&C”) insurance.
The Company respectfully believes that it has met the requirement of ASC 280-10-50-40, which states, in relevant part: “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” The Company discloses revenue for its single reportable segment, which comprises a similar
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U.S. Securities and Exchange Commission September 17, 2020

group of products and services. The Company believes ASC 280-10-50-38 allows companies that have similar products and services within a segment to limit disclosure to revenues at the segment level. In reaching this conclusion, the Company considered, among other things, their nature and use, their customers, distribution methods, and economic drivers for the products. These products are purchased by similar classes of individual consumers to protect their personal property in the event of an insured loss and because these products are largely required by law or pursuant to contractual obligations under agreements such as lease agreements. The products are also distributed in the same manner via the Company’s direct channels, in particular mobile, and share the same costs in the underwriting process. Moreover, the insurance regulatory environment is similarly applicable to the Company’s auto and renters products.

Based on the consideration of the factors described above, the Company believes that by disclosing revenue as a single segment in its financial statements, which comprises a similar group of products and services, the Company has met the requirement of FASB ASC 280-10-50-40. In addition, because of these similarities, the Company does not believe that further product line disaggregation of revenue would provide additional insights to the users of its financial statements. Moreover, this presentation is consistent with industry practice with respect to companies with similar products.
General and Administrative, page F-9
33.Revise your accounting and related disclosure to allocate your share-based compensation to the appropriate captions on your statements of operations depending on the underlying function of each employee. See SAB 14F. Also, supply the disclosures required by ASC 250-10-50-7. Otherwise, tell us why the error correction disclosures are not warranted and/or why your classification is appropriate and reference for us the authoritative literature you rely upon to support your accounting.
The Company respectfully acknowledges that the Company includes share-based compensation in general and administrative expenses within its statements of operations for 2018 and 2019.
In 2018 and continuing through 2019, the Company monitored the amount of share-based compensation to determine whether allocation across the various financial statement captions, and implementation of the necessary processes to accomplish this, was necessary based on materiality. The Company concluded that the financial statement impact of allocating share-based compensation was immaterial to the Company’s financial statements and other key performance indicators and metrics like the Company’s GAAP gross profit discussed in Comment #20 above and the associated Ratio of Adjusted Gross Profit/(Loss) to Direct Premium. Accordingly, the Company did not allocate share-based compensation across the various financial statement
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U.S. Securities and Exchange Commission September 17, 2020

captions for 2018 or 2019. Please see below for quantification of the share-based compensation allocation for 2018, 2019, and 2020 (amounts in millions):

Financial statement Caption Title	12-months ended	12-months ended	6-months ended
	2018	2019	2020
Loss and loss adjustment expenses	$—	—	1
Sales and marketing	—	—	1
Other insurance expense	—	—	1
Technology and development	—	1	5
General and administrative	—	8	19
Total	—	10	26

The Company also acknowledges that a quantitatively small misstatement may be rendered material if certain other qualitative factors are present. As such, the Company also considered the following factors, among other items, in determining whether this allocation would be material to users of the Company’s financial statements:

•The non-allocation of share-based compensation does not mask a change in earnings or other trends, nor does it change a loss into income or vice versa. The allocation does not have a net impact on the Company’s earnings at all in 2018 and 2019.

•The non-allocation of share-based compensation expense does not materially impact the key metrics upon which the Company’s valuation is derived. The Company anticipates that public investors and analysts will primarily value the Company based on the Company’s revenue growth and the Company’s Key Performance Indicators such as Adjusted Gross Profit (“AGP”), which were not materially impacted by share-based compensation expense in 2018 and 2019. Share-based compensation expense does not impact the Company’s topline revenue growth. With respect to gross profit (“GP”), the Company reconciles AGP to GP as part of the Company’s non-GAAP reconciliation. With respect to GP, it only includes personnel costs for LAE and Other Insurance Expenses. If you were to include share-based compensation associated with personnel in such functions in 2019, the total impact would be $0.3 million, which is 0.4% of 2019 GP of $83.5 million. Other Key Performance Indicators include the Company’s loss ratio, which was also not significantly impacted by share-based compensation associated with personnel in such functions in 2019. With respect to the Company’s loss ratio in 2019, if you were to include share-based compensation associated with personnel in such functions in 2019 the total impact would be $0.1 million (or 0.03% of the $321.4 million loss and LAE caption).

•The non-allocation does not affect the Company’s compliance with regulatory requirements, loan covenants, or other contractual requirements.

•The non-allocation has no bearing on management’s compensation.

In 2020, the Company continued to monitor the magnitude of share-based compensation expense to its financial statements and determined it was appropriate to allocate share-based compensation across the various financial statement captions, based on materiality of the Company’s share-based compensation expenses to the Company’s financial statements. The
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U.S. Securities and Exchange Commission September 17, 2020

Company did not reclassify share-based compensation for the six-months ended June 30, 2019 in accordance with the materiality discussion above.
Note 4. Fair Value of Financial Instruments, page F-16
34.Please revise your disclosure to provide, for each class of investments in Level 2 of the fair value hierarchy, a description of the valuation techniques and the inputs used in fair value measurement. See ASC 820-10-50-2bbb1.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-16. The Company does not believe that the change is significant enough to warrant separate disclosure as a restatement; accordingly, no such disclosure was made.
Note 5. Loss and Loss Adjustment Expenses, page F-17
35.Please tell us why you depict $312.6 million in current year net incurred loss and LAE in the 2019 rollforward on page F-17 and only $295.0 million of 2019 accident year incurred loss and allocated LAE in your claims development table on page F-18 when you do not appear to have any unallocated LAE. In this regard, the reconciliation of the claims development table to your gross reserves for losses and LAE on page F-18 depicts only reinsurance recoverable as a reconciling item. In addition, revise this reconciliation to indicate that the $140.7 million amount is your gross liability, consistent with your balance sheet on page F-3 and the rollforward on page F-18, instead of being net of reinsurance or advise us.
The Company respectfully acknowledges the Staff’s comment. The $312.6 million of 2019 net incurred loss and LAE comprises $295.0 million of 2019 incurred losses and allocated LAE (“ALAE”) and $17.6 million of 2019 incurred unallocated LAE (“ULAE”). Likewise, $194.6 million of 2019 net paid loss and LAE comprises $177.0 million of 2019 paid losses and ALAE and $17.6 million of 2019 paid ULAE.
The Company also acknowledges that ULAE does not appear in the reconciliation of the claims development table to the Company’s gross reserves for losses and LAE, as depicted on page F-18. The Company’s actuarially-based LAE reserving methodology is based upon a commonly used actuarial approach in which LAE reserves are bifurcated into two components Adjusting and Other (“A&O”) and Defense and Cost Containment (“DCC”). To establish A&O reserves the Company uses a transaction-based method in which historical claim department activities and their relative cost for handling different claim types are calculated and then adjusted for various factors including, but not limited to, claim complexity, inflation and future efficiency. DCC reserves primarily rely upon a ratio method in which DCC-to-paid loss ratio triangles are established and used to select an ultimate paid-to-paid ratio, thus establishing an ultimate DCC expense reserve.
The Company believes this reserving methodology yields a more accurate and informative LAE reserve overall, while not specifically aligning to the discontinued Statutory Accounting Principle concepts of ULAE and ALAE. The allocation of the respective portion of LAE to ULAE is immaterial; therefore, the Company does not allocate its LAE reserve to ULAE and disclose it separately. However, the Company analyzes its incurred LAE and paid LAE by underlying cost type and the Company accurately bifurcates both incurred LAE and paid LAE between ALAE and ULAE to create appropriate accurate tabular disclosures for incurred losses and ALAE and paid losses and ALAE.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission September 17, 2020

Additionally, the Company has revised the disclosure on page F-18 of the Amended DRS to indicate that the $140.7 million amount is a gross liability. The Company does not believe that the change is significant enough to warrant separate disclosure; accordingly, no such disclosure was made.
Note 6. Reinsurance, page F-19
36.We note the sliding scale and loss corridor features of your reinsurance contracts. As insurance risk includes uncertainties about risk transfer and timing risk, please tell us why these features do not preclude reinsurance accounting under ASC 944-20-15-40 and 15-41 referencing for us the authoritative literature you rely upon to support your accounting. In addition, given that your provisions for each feature have significantly increased in 2019, please revise your MD&A to identify and clearly explain this known demand, and the related impacts on your financial statements and liquidity. Please refer to Item 303(a)(1) of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 92 of the Amended DRS to clearly explain sliding scale and loss corridor features as they relate to their impacts on the Company’s financial statements and liquidity per Item 303(a)(1) of Regulation S-K.
In addition, the Company provides the following analysis supporting its determination that the quota share agreement satisfies applicable risk transfer requirements under under ASC 944-20-15-40 and 15-41. The Company believes that the quota share meets the conditions of ASC 944-20-15-41a, which states that: “The reinsurer assumes significant insurance risk under the reinsured portions of the underlying insurance contracts. Implicit in this condition is the requirement that both the amount and timing of the reinsurer’s payments depend on and directly vary with the amount and timing of claims settled under the reinsured contracts.” Underwriting risk is transferred in the contract as the future outcomes of the claims payments are unknown at the time of the contract inception with the Company’s end-customer. Also unknown is the timing of the claims payments specified in the reinsurance contract. The premiums, loss payments and ceding commissions are settled between the Company and the reinsurance partners on a monthly basis. The transfer of insurance risk was significant, as covered as part of the testing under ASC 944-20-15-41b below. In other words, both the amount and timing of the reinsurer’s payments depend on and directly vary with the amount and timing of claims settled under the reinsured contracts.
The Company believes that the quota share satisfies significant loss criterion of ASC 944-20-15-41b, which requires that: “It is reasonably possible that the reinsurer may realize a significant loss from the transaction.” While ASC 944-20-15-41b does not specify what is meant by “reasonably possible” or “significant” most recent actuarial techniques indicate that an Expected Reinsurer Deficit, or ERD, has sufficient merit for testing both conditions. In general, the ERD test determines the probability that the assuming entity is exposed to a present value underwriting loss and also calculates the present value of all underwriting loss scenarios expressed as a percentage of premium. The industry standard threshold for an ERD analysis is to indicate if risk is transferred is an ERD result greater than or equal to 1%. For all agreements entered into during the periods presented, the Company has determined that the ERD is 1% or greater, providing evidence that the reinsurer is exposed to the reasonable probability of a significant loss from the quota share reinsurance transaction.
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission September 17, 2020

Note 16. Statutory Financial Information, page F-30
37.Please revise your disclosure to provide your statutory net income/loss for each period presented as required by Rule 7-03(a)23(c) of Regulation S-X.
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-31 of the Amended DRS. The Company does not believe that the change is significant enough to warrant separate disclosure as a restatement; accordingly, no such disclosure was made.
* * *
Please contact me at (415) 693 2177 or Nicole Brookshire of Cooley LLP at (212) 479 6157 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David G. Peinsipp_____________
David G. Peinsipp
Cooley LLP

cc:	Alexander Timm, Root, Inc.
Daniel Rosenthal, Root, Inc.
Jon Allison, Root, Inc.
Nicole Brookshire, Cooley LLP
Peter Mandel, Cooley LLP
Richard Kline, Goodwin Procter LLP
Sarah Axtell, Goodwin Procter LLP
Kim de Glossop, Goodwin Procter LLP
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
t: (415) 693-2000 f: (415) 693-2222 cooley.com